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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               FLORIDA BANKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   340560101
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                                 (CUSIP number)




                              Howard B. Adler, Esq.
                           Gibson, Dunn & Crutcher LLP
                          1050 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 955-8589
--------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 29, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.  340560101                              13D                                PAGE  2   OF   11   PAGES
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1          NAME OF REPORTING  PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           CARLSON CAPITAL, L.P.                                         I.R.S. IDENTIFICATION NO. 75-249-4317
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]


                                                                                                   (b) [x]
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3          SEC USE ONLY


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4          SOURCE OF FUNDS*

           WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
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                    7        SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
                    -------------------------------------------------------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER
     OWNED BY
                             549,300
                    -------------------------------------------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
                    -------------------------------------------------------------------------------------------------
   PERSON WITH      10       SHARED DISPOSITIVE POWER

                             549,300
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           549,300
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.62%
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14         TYPE OF REPORTING PERSON*

           IA, PN
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CUSIP NO. 340560101                                       13D                   PAGE  3   OF   11   PAGES
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1          NAME OF REPORTING  PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


           CARLSON OFFSHORE ADVISORS, L.P.                               I.R.S. IDENTIFICATION NO. 75-273-3266
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                   (b) [x]


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3          SEC USE ONLY



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4          SOURCE OF FUNDS*

           WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
---------------------------------------------------------------------------------------------------------------------

                    7        SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
                    -------------------------------------------------------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER
     OWNED BY
                             549,300
                    -------------------------------------------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
                    -------------------------------------------------------------------------------------------------
   PERSON WITH      10       SHARED DISPOSITIVE POWER

                             549,300
---------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           549,300
---------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]


---------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.62%
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14         TYPE OF REPORTING PERSON*

           IA, PN
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CUSIP NO. 340560101                                       13D                   PAGE  4   OF   11   PAGES
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1          NAME OF REPORTING  PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


           DOUBLE BLACK DIAMOND OFFSHORE LDC                               I.R.S. IDENTIFICATION NO.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                   (b) [x]


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3          SEC USE ONLY



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4          SOURCE OF FUNDS*

           WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           CAYMAN ISLANDS
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                    7        SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
                    -------------------------------------------------------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER
     OWNED BY
                             340,705
                    -------------------------------------------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
                    -------------------------------------------------------------------------------------------------
   PERSON WITH      10       SHARED DISPOSITIVE POWER

                             340,705
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           340,705
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]


---------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.97%
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14         TYPE OF REPORTING PERSON*

           IV, CO
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CUSIP NO. 340560101                                       13D                   PAGE  5   OF   11   PAGES
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1          NAME OF REPORTING  PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


           CLINT D. CARLSON                                              S.S. NO.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                   (b) [x]


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3          SEC USE ONLY



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4          SOURCE OF FUNDS*

           PF
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
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                    7        SOLE VOTING POWER
    NUMBER OF
      SHARES                 21,200
                    -------------------------------------------------------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                549,300
                    -------------------------------------------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
       EACH
    REPORTING                21,200
                    -------------------------------------------------------------------------------------------------
   PERSON WITH      10       SHARED DISPOSITIVE POWER

                             549,300
---------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,200
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [x]


---------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.37%
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14         TYPE OF REPORTING PERSON*

           IN
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ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to shares of Common Stock, $0.01 par value (the "Common Stock"), of Florida Banks, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5210 Belfort Road, Suite 310, Jacksonville, Florida 32256.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement on Schedule 13D is being filed by Carlson Capital, L.P., a Delaware limited partnership, Carlson Offshore Advisors, L.P., a Delaware limited partnership, Double Black Diamond Offshore LDC, a Cayman Islands limited duration company, and Clint D. Carlson, an individual. Carlson Capital, L.P. and Carlson Offshore Advisors, L.P. together are herein referred to as the "Partnership Reporting Persons" and, together with Double Black Diamond Offshore LDC and Clint D. Carlson, are referred to as the "Reporting Persons." The business address of each Reporting Person is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

         The Partnership Reporting Persons act as investment adviser and/or general partner to several private investment funds and managed accounts that are the ultimate beneficial owners of the 549,300 shares to which this statement relates. Double Black Diamond Offshore LDC is a private investment fund of which Carlson Offshore Advisors, L.P. acts as investment adviser. With the exception of Double Black Diamond Offshore LDC, which owns 340,705 shares of the outstanding Common Stock, no such client of the Partnership Reporting Persons owns 5% or more of the outstanding Common Stock. The 21,200 shares to which this statement relates on behalf of Clint D. Carlson are held by Clint D. Carlson individually.

         The general partner of each Partnership Reporting Person is Asgard Investment Corp., a Delaware corporation, whose business and principal offices are located at 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. The officers of Asgard Investment Corp. are as follows: Clint D. Carlson, President, and Nancy Carlson, Treasurer and Secretary. The sole director of Asgard Investment Corp. is Clint D. Carlson. The business address of both Clint D. Carlson and Nancy Carlson is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. The present occupation of Clint D. Carlson is President of Asgard Investment Corp. and Chief Executive Officer of Carlson Capital, L.P. The present occupation of Nancy Carlson is Secretary and Treasurer of Asgard Investment Corp. and Secretary of Carlson Capital, L.P. Both Clint D. Carlson and Nancy Carlson are U.S. citizens. Clint D. Carlson is also the director of Double Black Diamond Ltd., which is the director of Double Black Diamond Offshore LDC. Carlson Offshore Adivsors, L.P. is the investment adviser to Double Black Diamond Offshore LDC.

         During the last five years, none of the Reporting Persons, Asgard Investment Corp., or Nancy Carlson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Except with respect to the shares held by Clint D. Carlson in his individual capacity, the filing of this statement on Schedule 13D by the Reporting Persons shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Act, the beneficial owners of any securities covered by this statement on Schedule 13D, and each Reporting Person disclaims such beneficial ownership.



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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All of the shares of Common Stock of the Issuer deemed beneficially held by the Partnership Reporting Persons were purchased with the working capital of the investment funds and managed accounts directed by the Partnership Reporting Persons. All of the shares of Common Stock of the Issuer deemed beneficially held by Double Black Diamond Offshore LDC were purchased with the working capital of this investment fund. All of the shares of Common Stock of the Issuer deemed beneficially held by Clint D. Carlson individually were purchased with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         All Common Stock held by the Reporting Persons is being held for investment purposes. Subject to economic considerations and market conditions, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of such securities or the securities they presently own in the open market or in private transactions. The Reporting Persons may engage in activities intended to influence the business strategy or management of the Issuer.

         The Partnership Reporting Persons and Double Black Diamond Offshore LDC acquired beneficial ownership of the Common Stock through direct market purchases of Common Stock and, most recently, through their purchase of Series B Preferred Stock of the Issuer in a private placement, of which each share of Series B Preferred Stock is convertible into ten shares of Common Stock of the Issuer at any time at the option of the holder of shares of Series B Preferred Stock.

         Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) This statement on Schedule 13D relates to (i) 549,300 shares of Common Stock deemed beneficially owned by the Partnership Reporting Persons, which constitute approximately 9.62% of the issued and outstanding shares of Common Stock (ii) 340,705 shares of Common Stock deemed beneficially owned by Double Black Diamond Offshore LDC, which constitutes approximately 5.97% of the issued and outstanding shares of Common Stock; and (iii) 21,200 shares of Common Stock deemed beneficially owned individually by Clint D. Carlson, which constitutes approximately 0.37% of the issued and outstanding shares of Common Stock and which together with the 549,300 shares of Common Stock that Clint D. Carlson may be deemed to beneficially own but to which he has disclaimed beneficial ownership constitutes 9.99% of the issued and outstanding shares of Common Stock.

         (b) The Partnership Reporting Persons and Clint D. Carlson have shared voting and dispositive power with respect to 549,300 shares of Common Stock. Clint D. Carlson has sole voting and dispositive power with respect to 21,200 shares of Common Stock. Double Black Diamond Offshore LDC has shared voting and dispositive power with respect to 340,705 shares of Common Stock.

         (c) Within the past 60 days, accounts of or managed by the Reporting Persons purchased and sold shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. Except as noted in Item 4, all of such purchases and sales were made on the open market.

         (d) The private investment funds and managed accounts to which the Partnership Reporting Persons serve as investment adviser and/or general partner and for whose accounts the Common Stock is held, including Double Black Diamond Offshore LDC, have the right to receive dividends from or proceeds from the sale of the Common Stock.

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         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth above in Item 2, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A:        Transactions in Shares of Common Stock Within Past
                           60 Days.

         Exhibit B:        Joint Filing Statement.




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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:   July 9, 2001

                       CARLSON CAPITAL, L.P.
                       CARLSON OFFSHORE ADVISORS, L.P.


                                         /s/ Clint D. Carlson
                       --------------------------------------------------------
                       By:  Clint D. Carlson, President of the General Partner


                       DOUBLE BLACK DIAMOND OFFSHORE LDC


                                         /s/ Clint D. Carlson
                       --------------------------------------------------------
                       By:  Clint D. Carlson, Director Double Black Diamond Ltd.


                       CLINT D. CARLSON, AN INDIVIDUAL


                                         /s/ Clint D. Carlson
                       --------------------------------------------------------
                       By:  Clint D. Carlson





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